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FIRST MINING ANNOUNCES AGM RESULTS AND CHANGES TO MANAGEMENT

June 16, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining”) is pleased to announce the results of its annual general meeting of shareholders held on June 16, 2016.

A total of 166,752,114 shares were represented at the meeting, being 46.34% of the Company’s issued and outstanding common shares. All resolutions brought before the meeting, including the election of First Mining’s directors for the ensuing year, were approved by the requisite majority vote of shareholders present in person or represented by proxy.

Changes to Management

First Mining is also pleased to announce that Mr. William Tanaka and Mr. Samir Patel have joined the Company as Vice President, Technical Services, and Corporate Counsel and Corporate Secretary, respectively. Mr. Patel will be taking over the role of Corporate Secretary and due to the Company’s increased focus on projects within Canada, Mr. Raul Diaz’s position has changed from Vice President of Exploration to Exploration Manager, Latin America.

Mr. William (Bill) Tanaka graduated from Colorado School of Mines with a Bachelor of Science and Geological Engineering and brings over 24 years of consulting experience including eight years of project development and operating experience in the areas of resource and reserve estimation, mine design and planning, production scheduling, and capital and operating cost estimation.

Mr. Tanaka has provided review and guidance services to First Mining on a consulting basis from the Company’s inception in the areas of assessing the reliability of resource estimates and proposed extraction scenarios presented for potential acquisition targets. More recently, he provided guidance for and oversight of activities related to advancing properties acquired by First Mining.

Mr. Samir Patel joins First Mining as Corporate Counsel and Corporate Secretary, bringing over seven years’ of experience in the area of securities and corporate law, particularly in relation to M&A transactions, continuous disclosure requirements, corporate governance and equity financings.

Prior to joining First Mining, Mr. Patel spent the last three and a half years as the Corporate Counsel and Corporate Secretary of Wellgreen Platinum Ltd., a Canadian PGM-Ni mining exploration and development company. Mr. Patel joined Wellgreen when they were listed on the TSX Venture Exchange and he oversaw the company’s graduation to the Toronto Stock Exchange, and worked on numerous equity financings, including a bought deal financing under a base shelf prospectus.

Prior to his time at Wellgreen, Mr. Patel spent four years in the Vancouver office of Borden Ladner Gervais LLP, a leading, full - service, national law firm, as an articling student and an associate in the firm’s Securities & Capital Markets Group. His practice involved advising clients in a variety of sectors with respect to securities, corporate and commercial law matters, including public company financings, mergers & acquisitions and restructuring transactions.

Keith Neumeyer, Chairman of First Mining commented: “On behalf of the Board, I would like to thank Mr. Ramon Davila and Mr. Raul Diaz for their services to the Company’s Board in the previous year. I would also like to personally thank Ms. Connie Lillico for her contributions to First Mining Finance as Corporate Secretary. In addition, I further would like to welcome Bill and Samir to our growing team.”

In addition, First Mining granted 10,595,000 stock options to Directors, management, employees and consultants of the Company under the terms of its Stock Option Plan. The stock options have an exercise price of $0.75 per share and are exercisable for a period of five years, with certain options subject to vesting provisions in accordance with the rules and policies of the TSX Venture Exchange.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 27 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824. Alternatively please visit our website at www.firstminingfinance.com or email us at info@firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.